
02057549

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer


SEC MAIL PROCESSING
RECEIVED
SEP 11 2002
WASH. D.C. 154 SECTION

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

On August 4, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1 Copy of the Press Release of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date September 3rd, 2002

Exhibit 1

Compugen Announces Board Resignations

August 4, 2002

Tel Aviv, Israel - August 4, 2002 - Compugen Ltd. (NASDAQ: CGEN) announced today that Mr. Amos Goren and Mr. Philip Young have resigned from the Company's Board of Directors. The Company also announced that Mr. Eli Mintz will not be standing for re-election to the Board of Directors.



"We would like to thank Amos, Eli and Phil for their contributions to the Company, and wish them success in focusing on all their other endeavors," said Martin Gerstel, Chairman of the Board.

About Compugen
Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen's Corporate Website at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual reports filed with the Securities and Exchange Commission.

Contacts:

Compugen Ltd.:
Nurit Benjamini
Chief Financial
+972-3-765-8525
nurit@cgen.com

Noonan Russo
Cynthia Isaac, Ph.D.
Senior Account Executive
212-845-4267
c.isaac@nrp-euro.com